Ex-Filing Fees

CALCULATION OF FILING FEE TABLES

SC 14A

FIRST REAL ESTATE INVESTMENT TRUST OF NEW JERSEY, INC.

Table 1 to Paragraph (a)(7)

Line Item Type	Notes	Transaction Valuation	Fee Rate	Amount of Filing Fee

Fees to be Paid	(1)	$224,697,433.00	0.0001381	$31,031.00

Total Transaction Valuation:		$224,697,433.00
Total Fees Due for Filing:				$31,031.00
Total Fees Previously Paid:				0.00
Total Fee Offsets:				0.00
Net Fee Due:				$31,031.00

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Offering Note(s)

(1)	Registrant has estimated that the distribution to stockholders in the liquidation described in the proxy statement will be in the range of $24.44 to $30.03 and the top end of the estimate has been used for the fee calculation.

In accordance with Section 14(g) of the Securities Exchange Act of 1934, as amended, the filing fee was determined by multiplying the current fee rate by the transaction value.